UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 22)

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

C. Michael Kojaian c/o Kojaian Ventures, L.L.C. 39400 Woodward Avenue, Suite 250 Bloomfield Hills, Michigan 48304 Telephone (248) 644-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2011
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Continued on the following pages)
(Page 1 of 11 Pages)

CUSIP NO. 40009 52 0	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,021,326

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

5,021,326

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,021,326

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 40009 52 0	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,700,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

11,700,000

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 40009 52 0	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,081,926

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

11,081,926

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,081,926

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 40009 52 0	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,700,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

11,700,000

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 40009 52 0	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

11,826,283

	8	SHARED VOTING POWER

11,081,926

	9	SOLE DISPOSITIVE POWER

11,826,283

	10	SHARED DISPOSITIVE POWER

11,081,926

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,908,209

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%

14	TYPE OF REPORTING PERSON IN

          This Amendment No. 22 (this "Amendment No. 22" or this "filing") amends in certain respects Amendment No. 1 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian dated February 13, 2001 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Ventures, L.L.C., a Michigan limited liability company ("KV"), and Kojaian Ventures-MM, Inc., a Michigan corporation and managing member of KV ("KVMM") dated April 19, 2002 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated May 16, 2002 ("Amendment No. 3"); Amendment No. 4 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated September 27, 2002 ("Amendment No. 4"); Amendment No. 5 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Holdings LLC, a Michigan limited liability company ("KH"), KV, KVMM dated May 9, 2003 ("Amendment No. 5"); Amendment No. 6 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KH, KV, and KVMM dated January 6, 2005 ("Amendment No. 6"); Amendment No. 7 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Management Corporation ("KMC"), KH, KV, and KVMM dated April 28, 2006 ("Amendment No. 7"); Amendment No. 8 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated July 6, 2006 ("Amendment No. 8"); Amendment No. 9 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated May 22, 2007 ("Amendment No. 9"); Amendment No. 10 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated September 7, 2007 ("Amendment No. 10"); Amendment No. 11 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian, KMC, KH, KV, and KVMM dated September 14, 2007 ("Amendment No. 11"); Amendment No. 12 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated December 10, 2007 ("Amendment No. 12"); Amendment No. 13 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated March 5, 2008 ("Amendment No. 13"); Amendment No. 14 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated June 16, 2008 ("Amendment No. 14"); Amendment No. 15 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated August 22, 2008 ("Amendment No. 15"); Amendment No. 16 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated September 3, 2008 ("Amendment No. 16"); Amendment No. 17 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated June 12, 2009 ("Amendment No. 17"); Amendment No. 18 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated October 2, 2009 ("Amendment No. 18"); Amendment No. 19 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KVMM dated November 6, 2009 ("Amendment No. 19"); Amendment No. 20 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KMM dated September 22, 2010 ("Amendment No. 20"); and Amendment No. 21 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KMC, KH, KV, and KMM dated February 28, 2011 ("Amendment No. 21") (collectively the "Previous Filings"). All items not reported in this Amendment No. 22 are herein incorporated by reference from the Previous Filings. To the extent any item is superseded by any later filing, the later filing is operative and controlling.

Item 1.	Security and Issuer

          The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock") of Grubb & Ellis Company, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.

Item 2.	Identity and Background

          This Amendment No. 22 is being filed by C. Michael Kojaian, KMC, KVMM, KV, and KH (collectively, the "Reporting Persons"). Item 2 of the Previous Filings is here incorporated by reference.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4.	Purpose of Transaction

          The Reporting Persons are filing this Amendment No. 22 to make public their reservation of rights as detailed in their letter to the Company dated April 22, 2011 (the "Letter"). The Reporting Persons wrote and delivered the Letter in their capacities as stockholders of the Company. The Letter relates to the Company's Form 8-K Current Report dated March 30, 2011, in which the Company filed copies of a commitment letter with Colony Capital Acquisitions, LLC ("Colony") and an exclusivity agreement with Colony. Such Form 8-K is here incorporated by reference. In the Letter, the Reporting Persons reserved their rights as shareholders, including without limitation their rights to support or oppose any proposed transaction, to solicit Company shareholders to support or oppose any transaction, to discuss a transaction with Colony, to sell or purchase and/or solicit or discuss the sale or purchase of Common Stock, and to submit competing proposals. The Reporting Persons also insisted that the Company respect their contractual rights. The Letter was not intended to communicate any plans or proposals that the Reporting Persons may have which relate to or would result in the occurrence any of the topics listed in Item 4 of Schedule 13D under the Securities Act of 1934. The foregoing brief description of the Letter does not purport to be a full discussion of the Letter and is qualified by the Letter itself, which is attached as Exhibit 2 to this Amendment No. 22.

          The Reporting Persons may from time to time in the future acquire or dispose of additional securities of the Company in open market or privately negotiated transactions, depending on market conditions and other considerations that the Reporting Persons deem relevant. As of the date of this filing, the Reporting Persons have no specific plans or proposals to acquire or dispose of securities of the Company. The Reporting Persons also reserve the right to take any and all actions with respect to their respective investments in the Company as they from time to time may determine in the future in their sole discretion.

Item 5.	Interests in Securities of the Issuer

          (a-b)          The total number of shares of Common Stock deemed to be beneficially owned by all of the Reporting Persons is 22,908,209, which represents approximately 30.1% of the outstanding shares of Common Stock. The direct beneficial owners of such shares are represented in the following table (each Reporting Person has or has the right to acquire sole voting and dispositive power over the listed shares):

Beneficial Owner	Shares	Percentage of All Outstanding Common Stock
Kojaian Holdings LLC (KH)	5,021,326	7.2%
Kojaian Ventures, L.L.C. (KV)	11,700,000	16.7%
C. Michael Kojaian	126,283	0.2%
Kojaian Management Corporation	6,060,600	8.0%

TOTAL	22,908,209	30.1%

          The 6,060,600 shares of Common Stock directly owned by KMC reported above assumes the conversion of 100,000 shares of Grubb & Ellis Company 12% cumulative participating perpetual convertible preferred stock, par value $0.01 per share (the "Convertible Stock") at a rate of 60.606 shares of Common Stock for each share of Convertible Preferred Stock.

          As the sole member of KH, KMC is the deemed beneficial owner of, and has sole voting and dispositive power over, the 5,021,326 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 7.2% of the outstanding shares of Common Stock.

          As the manager member of KV, KVMM is the deemed beneficial owner of, and has sole voting and dispositive power over, the 11,700,000 shares of Common Stock directly owned by KV. These shares represent approximately 16.7% of the outstanding shares of Common Stock.

          As (i) a 50% shareholder of KMC, (ii) the sole shareholder of KVMM and (iii) a member (along with KVMM) of KV, C. Michael Kojaian is deemed to be the beneficial owner of the 16,721,326 shares of Common Stock directly owned by KH and KV and the 6,060,600 shares of Common Stock directly beneficially owned by KMC (assuming the conversion of the Convertible Stock as discussed above). These shares of Common Stock, combined with the 126,283 C. Michael Kojaian holds directly for a total of 22,908,209 shares of Common Stock, represent approximately 30.1% of the outstanding shares of Common Stock. Of such 22,908,209 shares of Common Stock, C. Michael Kojaian has sole voting and dispositive power over the 11,700,000 shares of Common Stock directly owned by KV and the 126,283 shares of Common Stock he directly owns and shared voting and dispositive power over the 5,021,326 shares of Common Stock directly owned by KH and the 6,060,600 shares directly owned by KMC.

          (c)          The Reporting Persons have purchased no shares of Common Stock since the filing of Amendment No. 21.

          (d)          Not applicable.

          (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

          Item 6 of the Previous Filings is here incorporated by reference. Item 4 of this Amendment No. 22 is here incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated April 25, 2011.

Exhibit 2	Letter to Grubb & Ellis Company dated April 22, 2011.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2011	/s/ C. Michael Kojaian
C. Michael Kojaian

Dated: April 25, 2011	KOJAIAN HOLDINGS LLC

By: Kojaian Management Corporation, its Sole Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: April 25, 2011	KOJAIAN MANAGEMENT CORPORATION

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: April 25, 2011	KOJAIAN VENTURES, L.L.C.

By: Kojaian Ventures-MM, Inc., its Managing Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President

Dated: April 25, 2011	KOJAIAN VENTURES-MM, INC.

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President